FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2	Date of Material Change March 7, 2005, being the date of the news release.

Item 3

News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4

Summary of Material Change

The Company reported results from seven additional diamond drill holes of the current program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These seven holes are drilled from two platforms in the Quebrada Del Diablo (“QDD”) zone using a rig capable of drilling both positive and negative holes; current drilling is aimed at providing infill drilling and expansion of the QDD zone.

Holes QD-110, QD-111 and QD-112, shown in a table within the news release, are follow up to holes QD-108 and QD-109, which intercepted the previous best grades and widths of gold mineralization yet at QDD, in a structure outside of the current QDD resource (News Release #2005-01 dated January 5, 2005).

The Company also advised that AMEC Americas Ltd. (“AMEC”) have been awarded the Pre-Feasibility Study, which will follow-up on the recent Preliminary Economic Assessment (the “Scoping Study”) completed by AMEC in January of 2005. The Scoping Study, which can be reviewed on the Company’s website, showed robust economics and only incorporated the main QDD resource. The Pre-Feasibility Study will take approximately 6-7 months and will include the QDD, Magdalena and Amelia Ines Zones. As part of the study several column leach tests are planned to assist in determining heap leach kinetics for the project. Geotechnical work will also be included.

Item 5	Full Description of Material Change Please see attached news release.

Item 6.	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102 Not applicable.

Item 7	Omitted Information No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary Tel: (604) 669-4777

Item 9.	Date Of Report

DATED at Vancouver, BC, this 7th day of March, 2005.

Viceroy Exploration Ltd.	News Release #2005.04

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE

VICEROY EXPLORATION CONTINUES TO ENCOUNTER HIGH-GRADE
GOLD INTERSECTIONS AT QUEBRADA DEL DIABLO

Vancouver, British Columbia, March 7, 2005 - Viceroy Exploration Ltd. (the "Company") is pleased to report results from seven additional diamond drill holes of the current program on its 100%-owned Gualcamayo gold project in San Juan Province, Argentina. These seven holes are drilled from two platforms in the Quebrada Del Diablo (“QDD”) zone using a rig capable of drilling both positive and negative holes; current drilling is aimed at providing infill drilling and expansion of the QDD zone.

Holes QD-110, QD-111 and QD-112 in the table below are follow up to holes QD-108 and QD-109, which intercepted the previous best grades and widths of gold mineralization yet at QDD, in a structure outside of the current QDD resource (News Release #2005-01 dated January 5, 2005).

Holes QD-110, QD-111 and QD-112 again intercepted this zone, with hole QD-112 returning one of the best intersections to date at QDD. This hole intercepted 1.74 g/t Au over 110.65 metres from surface, including 3.31 g/t Au over 44.10 metres and 6.82 g/t Au over 8.01 metres.

Hole QD-110 intercepted 40.8 metres of 1.55 g/t Au, the first 20.4 meters of which was in soft colluvium. The hole was lost at 40.8 metres due to ground conditions. The final assay in this hole was 1.96 g/t Au over 1.1 meters.

Hole QD-111 drilled below hole QD-110 and returned 2.08 g/t Au over 71.75 metres from surface including 5.28 g/t Au over 10.12 metres. The hole was lost at 71.75 meters due to ground conditions.

Patrick Downey, President and CEO of Viceroy stated, “We are very excited about these latest drill results. The drilling indicates that we have a significant mineralized structure outside of, but adjacent to the main QDD resource. We believe that this zone continues at depth and we will continue to explore this new zone with a view to determining widths, strike length and depth potential. The Company’s geologists are of the opinion that this structure could add significant additional ounces to the resource base.”

The remaining three holes were drilled from a lower platform to infill areas of lower grade mineralization within the current QDD resource. All holes intercepted ore grade mineralization above current cut-off and confirm the resource model. Of interest is that holes QD-113 and QD-115 intercepted significant widths of mineralization grading greater than 1 g/t Au. Hole QD-113 intercepted 32.20 metres from surface of 1.26 g/t Au, with the entire hole averaging 91.70 metres of 0.82 g/t Au.

Hole QD-115 intercepted 80.60 metres of 1.1 g/t Au from surface, with the total hole returning 225.25 metres of 0.7 g/t Au. The final assay of this 225.25 metres hole returned an assay of 1.00 g/t Au over 1.79 m.

These holes confirm the current resource model, and are part of the program of converting existing QDD inferred resources to measured and indicated.

A summary of the significant intersections from the current diamond drill program are as follows:

			Total
Hole #	Azimuth	Dip	Depth	From	To	Interval	Au
	(O)	(O)	(meters)	(meters)	(meters)	(meters)	(g/t)
QD - 110	154.5	-65	40.80*	0.00	40.80	40.80	1.55
Incl.				20.40	40.80	20.40	2.36
QD - 111	154.5	-82	71.75*	0.00	71.75	71.75	2.08
Incl.				29.10	31.78	2.68	7.94
&				34.62	44.74	10.12	5.28
&				59.43	63.43	4.00	4.07
QD - 112	193.5	-54	154.40	0.00	110.65	110.65	1.74
Incl.				31.40	75.50	44.10	3.31
Incl.				43.33	51.34	8.01	6.82
QD - 113	16.5	-4.5	146.75	0.00	91.70	91.70	0.82
Incl.				0.00	32.20	32.20	1.26
QD - 114	23	+19	104.50	0.00	104.50	104.50	0.57
Incl.				0.00	19.40	19.40	1.08
QD - 115	60	+20	225.25**	0.00	225.25	225.25	0.70
Incl.				0.00	80.60	80.60	1.10

*	hole lost due to ground conditions
**	end of hole

Pre-Feasibility Study

The Company is also pleased to announce that AMEC Americas Ltd. (“AMEC”) have been awarded the Pre-Feasibility Study, which will follow-up on the recent Preliminary Economic Assessment (the “Scoping Study”) completed by AMEC in January of 2005. The Scoping Study, which can be reviewed on the Company’s website, showed robust economics and only incorporated the main QDD resource. The Pre-Feasibility Study will take approximately 6-7 months and will include the QDD, Magdalena and Amelia Ines Zones. As part of the study several column leach tests are planned to assist in determining heap leach kinetics for the project. Geotechnical work will also be included.

Quality Control

The exploration program is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Drill core was submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001-2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, duplicates and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo Gold Project, in San Juan Province, Argentina. The main resource lies within the QDD deposit and the most recent resource estimate includes 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Ines deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Ines and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au (176,000 ounces).

For further information about the Company and its plans for Gualcamayo please visit our website at www.viceroyexploration.com.

Patrick G. Downey, P. Eng.,
President and CEO

General Investor inquiries please call:
1-888-662-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.

QD-113:
0.82 g/t Au over 91.70 metres
incl. 1.26 g/t Au over 32.20 metres
QD-114
QD-115
0.70 g/t Au over 225.25 metres
incl. 1.10 g/t Au over 80.60 metres
QD-110:
1.55 g/t Au over 40.80 metres
incl. 2.36 g/t Au over 20.40 metres
QD-111:
20.8 g/t Au over 71.75 metres
incl.
5.28 g/t Au over 10.12 metres
2004 QDD
Resource Area
QD-112:
1.74 g/t Au over 110.65 metres
incl. 3.31 g/t Au over 44 metres
2004 QDD
Resource Area
Area of
Detail
Viceroy Exploration Ltd.
Gualcamayo Gold Project
QDD Zone
Drill Holes QD-110 to -115
0
20
40
60